

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549-0402



02037064

NO ACT
P.E 3.19.02
1-00303

April 22, 2002

Act	1934
Section	
Rule	14A-8
Public Availability	4/22/2002

Michael R. Zucker
Assistant Director, Organizing & Field Services
Office of Corporate Affairs & Strategic Research
American Federation of State, County and
Municipal Workers
1625 L. Street, N.W.
Washington, DC 20036-5687

Re: The Kroger Co.
Reconsideration request dated March 19, 2002

Dear Mr. Zucker:

This is in response to your letter dated March 19, 2002 concerning a shareholder proposal submitted to Kroger by the AFSCME Employees' Pension Plan. On March 18, 2002 we issued our response expressing our informal view that Kroger could exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position.

After reviewing the information contained in your letter, we find no basis to reconsider our position.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Bruce M. Gack
Vice President and Assistant General Counsel
The Kroger Co.
1014 Vine Street
Cincinnati, OH 45202-1100

CRGH



AFSCME®

American Federation of State, County and Municipal Employees, AFL-CIO

1625 L Street, N.W., Washington, D.C. 20036-5687
Telephone: (202) 429-1000
Fax: (202) 429-1293
TDD: (202) 659-0446
Website: http://www.afscme.org

March 19, 2002

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, NW
Washington, DC 20549

Re: Shareholder proposal of AFSCME Employees Pension Plan; no-action request by The Kroger Co.

Dear Sir/Madam:

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, the AFSCME Employees Pension Plan (the "Plan") submitted to The Kroger Co. ("Kroger" or the "Company") a shareholder proposal (the "Proposal") amending Kroger's bylaws to provide for the creation of a shareholder committee (the "Committee") in the event the Company's board (the "Board") does not implement a shareholder proposal supported by a majority of the shares voted (a "Majority Vote Proposal").

In a letter to the Commission dated February 19, 2002, Kroger stated that it intends to omit the Proposal from its proxy materials being prepared for the 2002 annual meeting of shareholders. The Company argues that the Proposal is excludable pursuant to Rule 14a-8(i)(7) because it relates to the Company's ordinary business operations; pursuant to Rule 14a-8(i)(4), on the theory that the Proposal seeks to further a personal interest of the Plan not shared by shareholders at large; as false or misleading pursuant to Rule 14a-8(i)(3); and under Rule 14a-8(i)(1) because the Proposal's subject is not a proper one for action by shareholders under Ohio law. As discussed more fully below, the Company has failed to meet its burden of demonstrating its entitlement to rely on any of those four exclusions.

Ordinary Business

Rule 14a-8(i)(7) permits a company to omit a proposal if its subject matter relates to the company's ordinary business operations. Kroger argues that the Proposal aims to effect the micromanagement of the Company by the "select group" of shareholders comprising the Committee. Kroger likens the Proposal to proposals addressing investor relations and the details of the companies' shareholder meetings, which have been found by the Staff to be excludable.

Kroger's argument misconstrues both the intent of the Proposal and the operation of the Committee.

The Proposal was crafted as a response to the resistance of boards of directors—including Kroger's Board—to implementing Majority Vote Proposals. The Plan believes that boards should implement Majority Vote Proposals because they represent the wishes of a majority of the company's owners. However, after three years of majority votes on a board declassification proposal, Kroger's Board stated in response to an inquiry by the Council of Institutional Investors that board classification was "in the best interests of shareholders and other affected constituents."

The Proposal provides a mechanism to ensure that shareholders have a way to communicate with their elected representatives—the independent directors. The Proposal is really about director accountability to shareholders, not any particular matter that the Committee and independent directors might discuss. In other words, the subject of the Proposal is the creation of a structure to give shareholders greater voice in the corporate governance of Kroger under certain circumstances.

The Staff has recognized this distinction in numerous no-action rulings on proposals to create shareholder advisory committees, holding that such proposals were not excludable under Rule 14a-8(i)(7) because the committees would be created "for the purpose of representing the interests of shareholders on matters under consideration by the Board, rather than for the purpose of assisting communication between management and shareholders on matters related to the Company's ordinary business operations." McDonald & Company Investment, Inc. (available May 6, 1991); see also Aydin Corporation (available Jan. 31, 1997); Evans, Inc. (available Mar. 30, 1993); Exxon Corporation (available Feb. 28, 1992); TRW Inc. (available Feb. 12, 1990).

Like Kroger, each of the companies above, with the exception of Aydin, argued in its no-action request that the proposal dealt with investor relations; several contended that the proposed committee would disrupt the existing investor relations apparatus. In each case, the Staff sided with the proponent, who, in the case of the Exxon proponent, had argued that shareholder-board communication differed from the management-shareholder communication function handled by a company's investor relations department. The Proposal, like those in Exxon, TRW, Evans, Aydin and McDonald & Company, deals with shareholder-board communication and not the kinds of investor relations minutiae, such as the location of the annual meeting, at issue in the letters cited by Kroger.

Kroger points to the mandate given to the Committee—to meet with shareholder proponents and others to discuss Majority Vote Proposals and other matters of interest to the Committee members—and argues that ordinary business matters could fall within that definition. The language to which Kroger objects was included in the Proposal to make clear that the discussions between the Committee and Kroger's independent Board members could encompass all corporate governance issues, not just the subjects of Majority Vote Proposals. The Plan has found that it is often useful to view individual corporate governance structures in the context of a company's overall governance profile. However, to clarify that ordinary business matters will not be involved, the Plan does not object to specifying in the Proposal that the Committee and independent directors will discuss the subject of any Majority Vote Proposal and other corporate governance matters.

In sum, the Proposal provides a mechanism to facilitate shareholder-board communication and does not involve day-to-day matters relating to Kroger's investor relations management function. Accordingly, Kroger has not met its burden of showing that it is entitled to exclude the Proposal pursuant to Rule 14a-8(i)(7).

Personal Claim or Grievance

Rule 14a-8(i)(4) allows a company to omit a proposal if it was submitted to redress a personal claim or grievance, or to further a personal interest not shared by other shareholders. Kroger contends that because the Proposal would require the independent Board members to meet with the Committee to discuss "other issues of interest to the members of the Committee," the Proposal seeks to further special interests of individual Committee members.

As discussed above, the Plan is willing to amend the Proposal to clarify that the Committee would discuss matters related to corporate governance with the independent directors. Surely, Kroger does not believe that corporate governance is a "special interest" of only certain shareholders. In any event, the Committee, once established, will be open to shareholders generally, reducing the likelihood that "special interests" of any particular shareholder will be advanced at the expense of corporate governance issues of interest to shareholders more broadly.

False or Misleading Statements

Rule 14a-8(i)(3) allows a company to omit a proposal that violates any of the Commission's rules, including Rule 14a-9's prohibition on false or misleading statements. Kroger complains that the Proposal is excessively vague and that it contains misleading statements.

A number of Kroger's objections are predicated on the fact that Kroger's Board cannot unilaterally amend the regulations to provide for annual election of directors, the subject of prior Majority Vote Proposals. Kroger characterizes as misleading the statement that "Kroger's board has not taken any steps toward declassification," complaining that it implies that the Board has the power to declassify itself and that the Board has violated its fiduciary duties to shareholders. Nowhere does the Proposal state that the Board acting alone can effect declassification. Rather, the Proposal criticizes the Board for not taking the step it can take—namely, putting declassification and the regulation amendment required to accomplish it up for a shareholder vote, together with a recommendation to vote in favor of the proposal. Such a recommendation is especially important in light of the 75% shareholder vote necessary to amend the regulation classifying the Board.

On a related note, Kroger claims that the language requiring creation of the Committee if the Board "does not take the action requested in the Proposal" is misleading because only shareholders can effect the declassification requested in the prior Majority Vote Proposals. Similarly, Kroger argues arguing that the Board may be unable to determine when the Committee may be abolished because the Board may be legally incapable of taking the requested action.

The Proposal only asks the Board to take the steps it is legally capable of taking. As discussed above, in the case of the declassification proposals approved in prior years, "the action requested in the Proposal" would consist of submitting for a shareholder vote a management proposal amending Kroger's regulations to effect declassification. In the case of other proposals, a failure to take the action requested in the "Resolved" clause would trigger the obligation to establish the Committee. In those cases where the Board believes it cannot legally take any action requested by the proposal, it would be appropriate to seek no-action relief from the Staff, or, if the proposal was submitted outside the Rule 14a-8 process, obtain other appropriate relief to prevent the proposal from coming to a vote.

Kroger objects that the Proposal is misleading because it does not specify how Committee members are to be selected or by whom, or indicate whether notice of the formation of the Committee must be provided to all shareholders. Kroger also argues that it is unclear how the approval of subsequent Majority Vote Proposals would affect a Committee constituted in response to an earlier Majority Vote Proposal.

In drafting the Proposal, the Plan assumed that there would not likely be a flood of shareholders seeking membership on the Committee, since service on the Committee would entail a commitment of time and resources. If an unworkably large number of shareholders express an interest in joining the Committee, Kroger's Board and the Plan can negotiate a mutually agreeable procedure for limiting the Committee's membership. Likewise, upon shareholder approval of a Majority Vote Proposal, the Plan and Kroger's Board can agree on the method by which shareholders will be informed about the Committee's formation. Such incidental procedural issues, however, are not material to shareholders' decisions whether to vote for the Proposal.

The Staff has rejected arguments like those made by Kroger, holding that binding proposals requiring establishment of a shareholder advisory committee were not excessively vague and thus excludable under Rule 14a-8(i)(3) simply because they did not set forth a selection methodology, describe how shareholders' views will be ascertained or specify how compensation and expenses would be handled. See New Iberia Bancorp, Inc. (available Nov. 21, 1994); Evans Inc. (available Apr. 23, 1993); Baltimore Bancorp (available Mar. 11, 1991). The same result should obtain here.

Not a Proper Subject for Shareholder Action

Kroger contends that the Proposal violates Ohio law because it impermissibly intrudes on the authority of the board to manage the business and affairs of the company, including the formation of committees and the Board's activities. Kroger points to Section 1701.11(B)(10) of Ohio's Corporations Code, which provides that regulations may be adopted for "[d]efining, limiting, or regulating the exercise of the authority of the corporation, the directors, the officers, or all of the shareholders." According to Kroger, that section does not "contemplate or permit the amendment of regulations to mandate board action."

The plain language of the statute does not compel Kroger's interpretation. A proposal to establish a shareholder committee could be characterized as "defining" or "regulating" the exercise of the board's authority to manage the business and affairs of the corporation. Kroger does not explain why constraints on directors' authority are permissible under the statute but regulations mandating the creation of a shareholder committee are not. Nor has Kroger cited any case law supporting its interpretation. The suggestions made by the Committee would not be binding on the Board, so the Committee could not be seen as usurping any of the Board's power.

In Baltimore Bancorp (available Mar. 11, 1991), the company made nearly identical arguments to those advanced here by Kroger, contending that a bylaw amendment much like the one contained in the Proposal would intrude upon the board's authority to manage the business and affairs of the company. Like Kroger, Baltimore Bancorp cited no support for its interpretation of the statute and no case law on the issue. The Staff declined to grant no-action relief, noting that "the function of the Stockholders Advisory Committee would be purely advisory and as such would not intrude upon nor detract from the board of director's authority to manage the Company." See also Aydin Corporation (available Jan. 31, 1997) (Delaware); Oryx Energy Company (available Feb. 12, 1996) (Delaware); Sprint Corporation (available Jan. 18, 1995) (Kansas); Exxon Corporation (available Feb. 28, 1992) (New Jersey).

Kroger has not met its burden of establishing that a regulation establishing an advisory shareholder committee would violate Ohio law, offering only conclusory, unsupported assertions. Accordingly, Kroger should not be permitted to exclude the Proposal in reliance on Rule 14a-8(i)(1).

If you have any questions or need additional information, please do not hesitate to call me at (202) 429-5024.

Very truly yours,



Michael R. Zucker
Assistant Director, Organizing & Field Services
Office of Corporate Affairs & Strategic Research

MRZ:mas

Attachment

cc: Bruce M. Gack, Vice President and Assistant General Counsel

RESOLVED, that the shareholders of The Kroger Co. ("Kroger" or the "Company"), pursuant to Title XVII, section 1701.11 of the Ohio Revised Code and article VII of the bylaws, hereby amend the bylaws to add the following:

"ARTICLE VIII MAJORITY VOTES ON SHAREHOLDER PROPOSALS

If a proposal (the "Proposal") submitted by a shareholder for a vote at a meeting of shareholders, whether pursuant to Rule 14a-8 of the Securities and Exchange Commission or otherwise, or for shareholder action by written consent without a meeting, receives a majority of the votes cast (a "Majority Vote"), and the Board of Directors (the "Board") does not take the action requested in the Proposal (or, in the case of a Proposal seeking a charter amendment, does not resolve to submit such amendment to shareholders, and recommend in favor of its approval, at the next meeting) within 180 days of the meeting at which the vote was obtained or the date on which the requisite number of consents were delivered to the Company, then:

(a) The Board shall constitute a "Majority Vote Shareholder Committee" (the "Committee") composed of the proponent of the Proposal and other shareholders that indicate to the Company an interest in participating in the Committee;

(b) The purpose of the Committee will be to communicate with the Board regarding the subject matter of the Proposal and other issues of interest to the members of the Committee; the Committee will not be authorized to act on behalf of the Board or to compel the Board to take action, and will not interfere with the Board's authority to manage the business and affairs of the company; and

(c) The independent members of the Board of Directors shall meet with the Committee no fewer than two times between the date on which the Committee is constituted and the next annual meeting of shareholders.

The Board may abolish the Committee if (i) the Board takes the action requested in the Proposal; or (ii) the Proposal's proponent notifies the Board that it does not object to abolition of the Committee."

SUPPORTING STATEMENT

In 1999, 2000 and 2001, a majority of Company shareholders voting on the matter supported a shareholder proposal seeking declassification of the Company's board. As of December 19, 2001, Kroger's board has not taken any steps toward declassification. Kroger explained in a letter to the Council of Institutional Investors dated October 9, 2001 that the board believes maintaining the current structure is in the "best interests of shareholders and other affected constituents."

We are disappointed that Kroger's board appears to believe that it knows better than shareholders what is in shareholders' best interest. The purpose of this proposal is to create a mechanism by which shareholders can communicate with their representatives, the independent directors. This proposal does not aim to supplant the board's decision making power, but to improve that decision making by ensuring that shareholders' viewpoints are fully presented to the independent directors.

We urge shareholders to vote FOR this proposal.